SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 1)

Ocean Rig UDW Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y64354205
(CUSIP Number)

William S. Haft, Esq. Orrick Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 (212) 506 3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,421,860 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,421,860 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,421,860 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.0%(2)(3)

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Economou may be deemed to beneficially own 7,421,860 common shares ("Common Shares") of Ocean Rig UDW Inc. consisting of:  79,525 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), 105,357 Common Shares owned by Fabiana Services S.A. ("Fabiana"), a corporation partly owned by Mr. Economou and majority owned by Entrepreneurial Spirit Holdings Inc. ("Entrepreneurial Spirit Holdings"), which is a wholly-owned subsidiary of the Foundation, 6,490,001 Common Shares owned by Sphinx Investment Corp. ("Sphinx"), a wholly-owned subsidiary of Maryport Navigation Corp., which is controlled by Mr. Economou, 1,849 Common Shares owned by Goodwill Shipping Company Limited, a corporation controlled by Mr. Economou ("Goodwill"), 145,128 Common Shares owned by Entrepreneurial Spirit Holdings and 600,000 Common Shares owned by Azara Services S.A. ("Azara"), a wholly-owned subsidiary of Entrepreneurial Spirit Holdings.

(2) Based on 82,586,851 common shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 5.4%.

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

79,525

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

79,525

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,525

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.10%(2)(3)

14.	TYPE OF REPORTING PERSON

CO

(2) Based on 82,586,851 shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 0.06%.

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

105,357

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

105,357

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,357

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.13%(2)(3)

14.	TYPE OF REPORTING PERSON

CO

(2) Based on 82,586,851 shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 0.08%.

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,490,001

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,490,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,490,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.86%(2)(3)

14.	TYPE OF REPORTING PERSON

CO

(2) Based on 82,586,851 shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 4.7%.

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,849

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,849

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,849

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.002%(2)(3)

14.	TYPE OF REPORTING PERSON

CO

(2) Based on 82,586,851 shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 0.001%.

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

145,128

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

145,128

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,128

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.18%(2)(3)

14.	TYPE OF REPORTING PERSON

CO

(2) Based on 82,586,851 shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 0.10%.

CUSIP No.	Y64354205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Azara Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.73%(2)(3)

14.	TYPE OF REPORTING PERSON

CO

(2) Based on 82,586,851 shares of Ocean Rig UDW Inc. outstanding as of April 5, 2016.  Prior to April 5, 2016, Ocean Rig had 138,666,384 common shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.

(3) In the Cayman Islands, the jurisdiction in which we are incorporated, shares held by a subsidiary have all of the rights attached to that class of shares including voting rights.  As such, the 56,079,533 common shares referenced in footnote (2) above would be considered outstanding for voting purposes.   Based on 138,666,483 common shares outstanding, the percent of class represented by the amount in Row 11, under Cayman Islands law, would be 0.4%.

CUSIP No.	Y64354205

Item 1. Security and Issuer.

The issuer is Ocean Rig UDW Inc. (the "Issuer").  The address of the Issuer's principal executive offices is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.  This Schedule 13D relates to the Issuer's Common Shares.

Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by George Economou and Elios Investments Inc., a Marshall Islands corporation, Fabiana Services S.A., a Marshall Islands corporation, Sphinx Investment Corp., a Marshall Islands corporation, Goodwill Shipping Company Limited, a Malta corporation, Entrepreneurial Spirit Holdings Inc., a Liberian corporation, and Azara Services S.A., a Marshall Islands corporation, each of which is a corporation directly or indirectly controlled by Mr. Economou (the "Reporting Persons"). The registered address for Elios, Fabiana, Sphinx and Azara is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960. The registered address for Entrepreneurial Spirit Holdings is 80 Broad Street, Monrovia, Liberia.  The registered address for Goodwill is 5/2 Merchants Street, Valletta, Malta.  Mr. Economou's contact address is c/o Orrick, Herrington & Sutcliffe LLP, 51 West 52nd Street, New York, NY 10019, Attn: Mr. William S. Haft .   Mr. Economou is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d) The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed as a result of a change in the Issuer's Common Shares outstanding. On April 5, 2016, DryShips Inc. sold 56,079,533 common shares of Ocean Rig to Ocean Rig Investments Inc., an unrestricted subsidiary of Ocean Rig.  Pursuant to Section 13(d)(4) of the Act, in determining any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.  Thus, the percentages set forth in this Schedule 13D/A are based on an outstanding number of 82,586,851 common shares of the Issuer rather than the previous 138,666,384 common shares of the Issuer.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed as a result of a change in percentage of the Issuer's Common Shares outstanding. Each of Elios, Fabiana, Sphinx, Goodwill, Entrepreneurial Spirit Holdings and Azara hold their respective Common Shares for investment purposes. The Common Shares that Mr. Economou may be deemed to beneficially own are held for investment purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, Mr. Economou controls the management and policies of the Issuer. In the future, Mr. Economou may be involved in and may plan for his involvement in any or all of the following:

     (1)  the acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;

     (2)  any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (3)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (4)  any material change in the present capitalization or dividend policy of the Issuer;

     (5)  any other material change in the Issuer's business or corporate structure;

     (6)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (7)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (8)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

     (9)  any action similar to those enumerated above.

     Any future decision of Mr. Economou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

(a), (b)   Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:

Mr. Economou may be deemed to beneficially own 7,421,860 Common Shares representing approximately 9.0% of the total outstanding Common Shares. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,421,860 Common Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 7,421,860 Common Shares.

Elios may be deemed to beneficially own 79,525 Common Shares representing 0.10% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 79,525 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 79,525 Common Shares.

Fabiana may be deemed to beneficially own 105,357 Common Shares representing 0.13% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 105,357 Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 105,357 Common Shares.

Sphinx may be deemed to beneficially own 6,490,001 Common Shares representing 7.9% of the total outstanding Common Shares. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,490,001 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,490,001 Common Shares.

Goodwill may be deemed to beneficially own 1,849 Common Shares representing 0.002% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,849 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,849 Common Shares.

Entrepreneurial Spirit Holdings beneficially owns 145,128 Common Shares representing 0.18% of the total outstanding Common Shares. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 145,128 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 145,128 Common Shares.

Azara beneficially owns 600,000 Common Shares representing 0.73% of the total outstanding Common Shares. Azara has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 600,000 Common Shares. Azara has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 600,000 Common Shares.

(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Issuer's 2012 Equity Incentive Plan, attached as Exhibit B, the Issuer's Compensation Committee has approved the following grants of Common Shares to Azara in connection with a consultancy agreement with Azara, effective January 1, 2013, relating to the services of Mr. Economou as Chief Executive Officer of the Company:  Pursuant to a Restricted Stock Award Agreement dated August 20, 2013, the Issuer`s Compensation Committee approved a bonus of 150,000 Common Shares to Azara, which shares having vested over a period of three years with 50,000 shares having vested on August 20, 2013, 50,000 shares having vested on August 20, 2014, and 50,000 shares having vested on August 20, 2015. Pursuant to a Restricted Stock Award Agreement dated August 19, 2014, the Issuer's Compensation Committee approved a bonus of 150,000 Common Shares to Azara, which shares vest over a period of three years with 50,000 shares having vested on December 31, 2014, 50,000 shares having vested  on December 31, 2015, and 50,000 shares vesting on December 31, 2016. Pursuant to a Restricted Stock Award Agreement dated January 1, 2015, the Issuer's Compensation Committee approved a bonus of 300,000 Common Shares to Azara. The shares vest over a period of three years with 100,000 shares having vested  on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017.  These Restricted Stock Award Agreements have certain restrictions, which include, among other things, that (i) in the event Mr. Economou no longer serves as Chief Executive Officer of the Issuer, for any reason other than death or disability, any of the restricted Common Shares which have not yet vested shall be forfeited, (ii) in the event of the death or disability of Mr. Economou prior to the vesting of any of the restricted Common Shares, those Common Shares shall vest immediately in full, (iii) the restricted Common Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to vesting, and (iv) upon the forfeiture of any restricted Common Shares, Azara loses the right to vote such Common Shares, to receive and retain all dividends on such Common Shares and all other rights, powers and privileges of a holder of such Common Shares.  A form of Restricted Stock Award Agreement is attached as Exhibit C.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly.
Exhibit B: Ocean Rig UDW Inc. 2012 Equity Incentive Plan, incorporated by reference to Exhibit 10.34 to Amendment No. 1 to the Registration Statement on Form F-1 of Ocean Rig UDW Inc., filed with the Securities and Exchange Commission on April 9, 2012.
Exhibit C: Form of Restricted Stock Award Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2016

BY:	/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Director

AZARA SERVICES S.A.

BY:	M.C.R.S LIMITED

BY:	/s/ Maria Phylactou
Name:	Maria Phylactou
Title:	Sole Director

____________

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Ocean Rig UDW Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: April 14, 2016

BY:	/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Director

AZARA SERVICES S.A.

BY:	M.C.R.S LIMITED

BY:	/s/ Maria Phylactou
Name:	Maria Phylactou
Title:	Sole Director

EXHIBIT C
Form of Restricted Stock Award Agreement
RESTRICTED STOCK AWARD AGREEMENT
RESTRICTED STOCK AWARD AGREEMENT UNDER THE OCEAN RIG UDW INC. 2012 EQUITY INCENTIVE PLAN dated as of [●] (the "Date of Grant"), between Ocean Rig UDW Inc. (the "Company") and Azara Services S.A. (the "Grantee"), a company controlled by Mr. George Economou.
WHEREAS the Company has determined that Mr. Economou's guidance and inspiration are considered to be indispensable to the Company;
WHEREAS Eastern Med Consultants Inc. ("EMC"), of the Marshall Islands and a wholly-owned subsidiary of the Company, has previously entered into a Consultancy Agreement (the "Consultancy Agreement") dated September 9, 2013; with effect as of January 1, 2013, with the Grantee whereby the Grantee was engaged to provide Consultancy services in connection with the duties of Mr. Economou as the Company's Chief Executive Officer; and
WHEREAS the Company has determined to provide the award provided for herein to the Grantee for the Grantee's, through Mr. Economou, contribution during the year [●].
NOW THEREFORE the Company hereby provides to the Grantee this Restricted Stock Award Agreement (this "Award Agreement"), which sets forth the terms and conditions of an award (the "Award") of [●] shares of the Company's common stock, $0.01 par value ("Shares"), that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified herein ("Restricted Shares") and that are granted to the Grantee under the Company's 2012 Equity Incentive Plan, as amended (the "Plan").
THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT.  BY SIGNING YOUR NAME BELOW, YOU WILL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.
SECTION 1.  Definitions.  Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan.
SECTION 2.   The Plan.  This Award is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan.  The grant and terms of this Award are subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Administrator in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the Company's shares, (c) capital or other changes of the Company and (d) other requirements of applicable law.  The Administrator shall have the authority to interpret and construe this Award pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.
SECTION 3.   Vesting and Delivery.  a) Vesting.  The Restricted Shares shall become vested, and the transfer restrictions set forth in Sections 3(b) and 6 of this Award Agreement shall lapse, with respect to the Shares covered by this Award, conditioned upon the Grantee's and Mr. Economou's continued engagement by the Company from the date of this Award Agreement through the applicable vesting date, in accordance with the following schedule:
Vesting Date	Number of Shares To Vest

[●]	[●]
[●]	[●]
[●]	[●]

(b)  Delivery of Shares.  On or following the date of this Award Agreement, the Company shall issue, either in certificated or book-entry form, Restricted Shares which shall be registered in the Grantee's name, and the Grantee shall deliver an executed copy of this Award Agreement to the Company in accordance with Section 13 below.  The Company shall hold any such Restricted Shares issued in certificated form in escrow or shall require that the Grantee deposit such Restricted Shares (together with a stock power endorsed in blank) with the Company or such other custodian as may be designated by the Administrator or the Company, including a transfer agent, and shall be held by the Company or other custodian, as applicable, until such time, if any, as the Grantee's rights with respect to such Restricted Shares become vested, and, upon the vesting of the Grantee's rights with respect to any such Restricted Shares issued in certificated form, the Company or other custodian, as applicable, will deliver such certificates to the Grantee or the Grantee's legal representative, and the Restricted Shares shall upon vesting become ordinary Shares and cease to be subject to the restrictions of Section 6 of this Award Agreement and Section 2.6 of the Plan.
SECTION 4.  Forfeiture of Restricted Shares.  If the Grantee's rights with respect to any Restricted Shares awarded to the Grantee pursuant to this Award Agreement have not become vested prior to the date on which the Grantee's or Mr. Economou's engagement by the Company and its Affiliates terminates (a) for any reason other than death or disability (as such term is defined in the Plan), the Grantee's rights with respect to such Restricted Shares shall immediately terminate, and the Grantee will be entitled to no further payments or benefits with respect thereto or (b) as a result of Mr. Economou's death or disability, the Grantee's rights with respect to such Restricted Shares shall immediately vest in full upon such termination of employment.
SECTION 5.  Voting Rights; Dividend Equivalents.  Until the forfeiture of any Restricted Shares pursuant to Section 4 above and subject to the terms of the Plan and this Award Agreement (including Sections 3 and 6 hereof), the Grantee shall have the right to vote such Restricted Shares, to receive and retain all dividends paid on such Restricted Shares and to exercise all other rights, powers and privileges of a holder of Shares with respect to such Restricted Shares.
SECTION 6.  Non-Transferability of Restricted Shares.  Unless otherwise provided by the Administrator in its discretion, Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the time such Shares become vested.  Any purported sale, assignment, transfer, pledge or other encumbrance or disposition of Restricted Shares in violation of the provisions of this Section 6 and Sections 2.6 and 3.3 of the Plan shall be void.
SECTION 7.  Taxes.  The delivery of Shares pursuant to Section 3(b) above is conditioned on satisfaction of any applicable withholding taxes in accordance with Section 3.4 of the Plan and this Award is in all respects subject to the provisions of Section 3.4 of the Plan.
SECTION 8.  Consents, Stop Transfer Orders and Legends.  a)  Consents. The Grantee's rights in respect of the Restricted Shares are conditioned on the receipt to the full satisfaction of the Administrator of (i) any required consents that the Administrator may determine to be necessary or advisable (including, without limitation, the Grantee's consenting to the Company's supplying to any third-party recordkeeper of the Plan such personal information as the Administrator deems advisable to administer the Plan), (ii) the Grantee's making or entering into such written representations, warranties and agreements in connection with the acquisition of any Shares pursuant to this Award as the Administrator may request in order to comply with applicable securities laws or this Award (including, without limitation, the Grantee's representing in writing to the Company (A) that it is the Grantee's intention to acquire the Shares under this Award Agreement for investment and not with a view to the distribution thereof, (B) that the Grantee shall comply with such restrictions on the subsequent transfer of such Shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and (C) the Grantee's acknowledgment that all Share certificates delivered under this Award Agreement shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, this Award Agreement or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any stock exchange upon which such Shares are listed, and any applicable securities or other laws, and that certificates representing Shares may contain a legend to reflect any such restrictions) and (iii) any stock power endorsed by the Grantee in blank in accordance with Section 3(b).

(b)  Stop Transfer Orders and Legends.  The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Administrator determines to be necessary or advisable (including to reflect any restrictions to which the Grantee may be subject under any applicable securities laws and/or with respect to nontransferability pursuant to this Award Agreement).  The Company may advise the transfer agent to place a stop order against any legended Shares.
SECTION 9.  Changes in Capital Structure/Other Significant Events.  This Award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in Section 1.5 of the Plan.  Upon a Change in Control, all Shares awarded under this Award Agreement shall immediately vest in full and the transfer restrictions set forth in Section 3(b) and 6 of this Award Agreement shall thereupon lapse.
SECTION 10.  Governing Law.  The Plan and this Award Agreement will be construed and administered in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws.
SECTION 11.  Headings.  Headings contained herein are for the purpose of convenience only and shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement.
SECTION 12.  Amendment and Termination of the Plan/Award.  The Plan and/or this Award may be amended, cancelled or terminated in accordance with the terms of Section 3.1 of the Plan.  No amendment to the Plan or this Award shall materially impair any rights or materially increase any obligations under this Award without the consent of the Grantee.  The Administrator, in its sole discretion, may, in accordance with the terms of the Plan, accelerate the vesting of all or any portion of the Restricted Shares at such time and under such circumstances as the Administrator deems appropriate.
SECTION 13.  Counterparts.  This Award shall expire if this Award Agreement is not signed by the Grantee and returned to the Company within 120 days of the date of this Award Agreement.  This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
Signature Page Follows

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AWARD AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE.

OCEAN RIG UDW INC.

By:
Name:
Title:

AZARA SERVICES S.A.

By:
Name:
Title: